Exhibit 99.1

Volvo: EUR 200 M Expected in Annual Synergy Gains Through Cooperation with Nissan Diesel

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 15, 2006--Within five years, the coordination gains between the Volvo Group and the Japanese truck manufacturer Nissan Diesel will total about EUR 200 M annually, or slightly more than SEK 1.8 billion, according to a joint study of the synergies just carried out by Volvo and Nissan Diesel. More than half of the total coordination benefits will occur within Nissan Diesel and the remainder within the Volvo Group.

The synergy gains will be presented at a press conference in Tokyo today in conjunction with the release of Nissan Diesel's report for the first six months. Since the Volvo Group increased its ownership in Nissan Diesel to 19% at the end of September this year work to identify coordination possibilities has been intensified. The alliance office established to manage the coordination effort, comprising personnel from the Volvo Group and Nissan Diesel, has now completed an initial compilation of the various coordination possibilities that exist and the financial consequences of them. According to these joint assessments, the expected annual coordination gains within five years total EUR 200 M, or slightly more than SEK 1.8 billion. More than half of the gains are expected to accrue within Nissan Diesel.

"The largest economies of scale, and those that are the easiest to realize, are within purchasing of components, in which Nissan Diesel will primarily benefit from the positive effects of the increased volumes," says Jorma Halonen, Deputy CEO of Volvo and responsible for the Group's international expansion. "Other areas in which positive synergies will arise are in product development, engines and drivelines as well as distribution and sales."

The Volvo Group purchased 13% of the votes and capital in Nissan Diesel in March this year from Nissan Motor, with an option to acquire an additional 6% within four years. At the end of September, this option was exercised and at the same time Volvo acquired all 57.5 million preference shares in Nissan Diesel. The preference shares will be converted in installments and already on April 1, 2008, Volvo's ownership interest in Nissan Diesel will amount to 41.9%. After full conversion in 2014, Volvo's total ownership of votes and capital will amount to 46.5%.

To view the presentation that will be showed at today's press conference in Tokyo, please use the following link:
http://www.volvo.com/group/global/en-gb/investors/calendar/

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in
25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49